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[Letterhead of Eversheds Sutherland (US) LLP]
September 29, 2017
VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Priority Income Fund, Inc. - Preliminary Proxy Statement

Dear Mr. Williamson:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on September 27, 2017 regarding the Fund’s Preliminary Proxy Statement on Schedule 14A (File No. 811-22725) (the “Proxy Statement”). References to the “Act” below refer to the Investment Company Act of 1940, as amended.

1.
Please respond to our comments in writing and file your responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the response, please provide us with draft disclosure with the letter. Please allow us sufficient time to review the response prior to filing the definitive.

Response: The Fund acknowledges the Staff’s comment.

2.
The POS 8C filed September 1, 2017 by the Fund, contains a sentence that you do not have any fundamental policy with respect to the concentration of your investments in a particular industry or group of industries. Please tell us why you believe that this statement is consistent with Section 8(b) of the Investment Company Act of 1940.

Response: The Fund advises the Staff that its policy with regard to concentrating its investments in a particular industry or group of industries has been, since the Fund’s inception, to not concentrate its investments in any particular industry or group of industries. While the statement that has been in the Fund’s registration statement since its inception may not clearly state this as a fundamental policy not to concentrate its investments in any particular industry, the Fund has interpreted its disclosure to mean that the Fund’s policy is to not concentrate its investments in any particular industry. The Fund represents to the Staff that it has complied with this policy since its inception and undertakes to revise the disclosure in its registration statement to clarify that the Fund’s fundamental policy is to not concentrate its investments in any industry.

3.
(Quorum Required, Page 3) We note the disclosure that if a stockholder vote is called, stockholders who are present at the meeting may vote to adjourn the meeting to permit the solicitation of additional proxies. An adjournment to solicit additional proxies is a substantive proposal for which proxies much be solicited and discretionary authority is not available. We refer you to Rule 14a-4 under the Exchange Act. To the extent that proxies are being solicited for the adjournment of the

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September 29, 2017 Page 2

meeting, please revise the disclosure and proxy card accordingly. The proxy card should include an additional voting box so stockholders can vote on whether to grant the authority to vote for adjournment to solicit additional proxies if that is the action contemplated.

Response: The Fund will revise the Proxy Statement and accompanying proxy card to include a proposal to approve the adjournment of the meeting to solicit additional proxies.

4.	(Election of Directors, Page 6) Where the disclosure says that Class II directors are standing for reelection, please name them there.

Response: The Fund will revise its disclosure accordingly.

5.	(Officers and Directors, Page 7) Please confirm no disclosure is called for by Item 404(a) of Regulation S-K is required to be presented here.

Response: The Fund confirms that there is no information to disclose pursuant to Item 404(a).

6.
(Officers and Directors, Page 7) We note the statement that Mr. Gremp is not being proposed for election pursuant to any agreement or understanding with any other director or the Fund, is the same true for Mr. Muller? If not, please clarify any agreements or understandings in place.

Response: The Fund will revise the disclosure to confirm that the statement applies to Mr. Muller.

7.	(Section 16(a), page 15) Please identify the officer who filed a late report as required under Item 405 of Regulation S-K.

Response: The Fund will revise its disclosure accordingly.

* * * * *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC